UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SPARK NETWORKS SE
(Name of Issuer)

American Depository Shares, each representing 0.1 no par value registered Ordinary Shares
(Title of Class of Securities)

846517100
(CUSIP Number)

Arnt Jeschke
Charlottenstrasse 4
Berlin, Germany 10969
49(0)30300131800

With a copy to:

Tamara Thompson
Thompson Legal Advisory Services
229 Brannan Street, Suite 18G
San Francisco, CA 94107
(415) 495-5224
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rocket Internet SE

00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany
	7.	SOLE VOTING POWER

		2,793,197 (1)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		00,000
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		2,793,197 (1)
PERSON WITH	10.	SHARED DISPOSITIVE POWER

		00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,793,197 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.74% (2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Ordinary Shares or ADSs referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 (“Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 26,010,365 ADSs outstanding as of July 1, 2019, based on information from the Issuer’s Form 6-K filed on July 2, 2019.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is American Depositary Shares, each representing 0.1 Ordinary Share (the “ADSs”), of Spark Networks SE, a company organized under the laws of Germany (the “Issuer”). The principal executive offices of the Issuer are located at Kohlfurter Straße 41/43, Berlin 10999 Germany.

Note: Rocket Internet SE (“Rocket”) initially filed this Schedule 13D on January 8, 2018, filed Amendment No. 1 to this Schedule 13D on September 5, 2019 and filed Amendment No. 2 to this Schedule 13D on October 3, 2019. The purpose of this Amendment No. 3 is to report the sale of ADSs by Rocket.

Item 5. Interest in Securities of the Issuer.

(a) Rocket is the beneficial owner of 2,793,197 ADSs of the Issuer, which represents approximately 10.74% of the outstanding shares of the ADSs as of July 1, 2019.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rocket that it is the beneficial owner of any ADSs or Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Rocket has sole voting and dispositive power with respect to the ADSs held by Rocket.

(c) Between October 1, 2019 and October 11, 2019, Rocket sold 312,955 ADSs as follows: 67,355 ADSs at $5.46 on October 1, 2019; 33,000 ADSs at $5.30 on October 2, 2019; 13,200 ADSs at $5.34 on October 3, 2019; 40,000 ADSs at $5.29 on October 4, 2019; 25,000 ADSs at $5.48 on October 7, 2019; 50,000 ADSs at $5.45 on October 8, 2019; 30,000 ADSs at $5.70 on October 9, 2019; 22,000 ADSs at $5.68 on October 10, 2019 and 32,400 ADSs at $5.66 on October 11, 2019. All such sales were made on the open market through a registered broker-dealer.

Rocket has not engaged in any other transactions in Issuer ADSs during the period between the filing of Amendment No. 2 to the Schedule 13D and this Amendment No. 3.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET INTERNET SE

By:	/s/ Arnt Jeschke

Name:	Arnt Jeschke

Title:	General Proxyholder

Date:	October 15, 2019

By:	/s/ Arnd Lodowicks

Name:	Arnd Lodowicks

Title:	General Proxyholder

Date:	October 15, 2019